1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 19, 2006

For the month of November 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 12/20/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on November 16, 2006: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on November 20, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.3	Announcement on November 23, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.4	Announcement on November 27, 2006: To clarify reports on Commercial Times on November 27, 2006

99.5	Announcement on November 29, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.6	Announcement on December 4, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.7	Announcement on December 5, 2006: To announce UMC will attend investor conferences from 2006/12/6 to 2006/12/7

99.8	Announcement on December 7, 2006: November Revenue

99.9	Announcement on December 7, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.10	Announcement on December 8, 2006: Represent subsidiary TLC Capital Co, Ltd. to announce the disposal of Power Quotient International

99.11	Announcement on December 8, 2006: To announce related materials on disposal of Promos Technologies common shares

99.12	Announcement on December 13, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.13	Announcement on December 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.14	Announcement on December 18, 2006: To announce related materials on disposal of MediaTek Incorporation securities

Exhibit 99.1

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/10/10~2006/11/15

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $ 572,484,105 NTD; total transaction price: $ 572,484,105 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction?: no

18.	Any other matters that need to be specified: none

Exhibit 99.2

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/11/15~2006/11/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,258,000 shares; average unit price: $323.96 NTD; total amount: $ 407,542,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 394,529,957 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 23,499,499 shares; amount: 243,065,558 NTD; percentage of holdings: 2.43%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.40%; ratio of shareholder’s equity: 17.96%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

Exhibit 99.3

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/11/21~2006/11/23

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 924,000 shares; average unit price: $ 328.00 NTD; total amount: $ 303,073,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 293,515,666 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 22,575,499 shares; amount: 233,508,224 NTD; percentage of holdings: 2.33%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.41%; ratio of shareholder’s equity: 17.97%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

Exhibit 99.4

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To clarify reports on Commercial Times on November 27, 2006

1.	Name of the reporting media: Commercial Times

2.	Date of the report: 2006/11/27

3.	Content of the report: 30 companies are qualified for aquisition

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information: The Company can not comment on media’s speculative reports.

6.	Countermeasures: None

7.	Any other matters that need to be specified:None

Exhibit 99.5

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/11/24~2006/11/29

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,196,000 shares; average unit price: $329.11 NTD; total amount: $ 393,619,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 381,248,251 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 21,379,499 shares; amount: 221,137,475 NTD; percentage of holdings: 2.21%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.37%; ratio of shareholder’s equity: 17.91%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

Exhibit 99.6

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/11/30~2006/12/04

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,010,000 shares; average unit price: $331.72 NTD; total amount: $ 335,036,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 324,589,631 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 20,369,499 shares; amount: 210,690,606 NTD; percentage of holdings: 2.10%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.39%; ratio of shareholder’s equity: 17.95%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

Exhibit 99.7

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To announce UMC will attend investor conferences from 2006/12/6 to 2006/12/7

1.	Date of the investor/press conference: 2006/12/06~2006/12/07

2.	Location of the investor/press conference: San Francisco, USA

3.	Financial and business related information: The Company will attend the 2006 Global Technology Conference held by Lehman Brothers from 2006/12/6 to 2006/12/7 in San Francisco, USA.

4.	Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.8

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United Microelectronics Corporation

December 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2006

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
November	Invoice amount	6,994,936	8,815,768	(1,820,832)	(20.65)%
2006	Invoice amount	83,938,146	79,804,638	4,133,508	5.18%
November	Net sales	8,690,138	94,411,641	(721,503)	(7.67)%
2006	Net sales	95,726,774	81,757,012	13,969,762	17.09%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,170,619
UMC’s subsidiaries	0	22,998	532,262

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	76,341,239
UMC’s subsidiaries	0	0	7,642,677
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	19,086,325
Net Profit from Market Value	(1,180,506)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.9

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/12/05~2006/12/07

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 920,000 shares; average unit price: $ 345.03 NTD; total amount: $ 317,425,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 307,909,039 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 19,449,499 shares; amount: 201,174,645 NTD; percentage of holdings: 2.01%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.45%; ratio of shareholder’s equity: 18.02%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

Exhibit 99.10

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Represent subsidiary TLC Capital Co, Ltd. to announce the disposal of Power Quotient International

1.	Name of the securities: Common shares of Power Quotient International Co., Ltd.

2.	Trading date: 2006/09/18~2006/12/08

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 12,483,000 shares; average unit price:$24.55 NTD; total amount: $306,400,100 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of NTD 99,396,367

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:0 shares; amount: NTD 0; percentage of holdings:0%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:75.25% ratio of shareholder’s equity:75.98%; the operational capital as shown in the most recent financial statement: $1,635,330 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction?: none

10.	Any other matters that need to be specified: none

Exhibit 99.11

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To announce related materials on disposal of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/11/15~2006/12/08

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 42,376,000 shares; average unit price:$14.40 NTD; total amount:$610,289,800 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $60,740,103 NTD

5.	Relationship with the underlying company of the trade: Promos Technologies, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 484,374,000 shares; amount:6,281,564,685 NTD; percentage of holdings:7.99%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.26%; ratio of shareholder’s equity: 17.78%; the operational capital as shown in the most recent financial statement: $86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction?: none

10.	Any other matters that need to be specified: none

Exhibit 99.12

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/12/08~2006/12/13

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,030,000 shares; average unit price: $328.67 NTD; total amount: $ 338,533,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 327,879,261 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 18,419,499 shares; amount: 190,520,906 NTD; percentage of holdings: 1.90%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.21%; ratio of shareholder’s equity: 17.71%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

Exhibit 99.13

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United Microelectronics Corporation

For the month of November, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of November, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of October 31, 2006	Number of shares held as of November 30, 2006	Changes
Vice President	Fu-Tai Liou	5,703,944	5,553,944	(150,000)
Vice President	Shih-Wei Sun	14,555,644	14,522,644	(33,000)
Vice President	Henry Liu	11,892,588	11,812,588	(80,000)
Vice President	Nick Nee	3,030,236	2,910,236	(120,000)
Vice President	Ying-Chih Wu	12,032,001	11,982,001	(50,000)
Vice President	Lee Chung	461,546	431,546	(30,000)
Vice President	Chia-Pin Lee	941,010	926,010	(15,000)
Vice President	Po-Wen Yen	1,312,551	1,172,551	(140,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of shares pledge as of October 31, 2006	Number of shares pledge as of November 30, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	November	2006
Semiconductor Manufacturing Equipment	3,419,212	28,408,807
Fixed assets	70,989	432,727

4)	The disposition of assets (NT$ Thousand)

Description of assets	November	2006
Semiconductor Manufacturing Equipment	20	212,851
Fixed assets	0	0

Exhibit 99.14

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/12/14~2006/12/18

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,030,000 shares; average unit price: $334.62 NTD; total amount: $ 344,658,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 334,004,762 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 17,389,499 shares; amount: 179,867,168 NTD; percentage of holdings: 1.80%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.24%; ratio of shareholder’s equity: 17.75%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none